Exhibit 99.5

Fire & Flower Announces Significant Ontario Expansion Strategy Including Acquisition of Ottawa and Kingston Stores

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, March 2, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF OTCQX: FFLWF) and its wholly-owned subsidiary Fire & Flower Inc. ( “Fire & Flower” or the “Company”), today announced the Company’s Ontario expansion plans including the completion of acquisitions of the Ottawa and Kingston, Ontario stores (the “Acquisitions”).

Ontario Expansion Plans

Fire & Flower has received its Retail Operator Licence (“ROL”) from the Alcohol and Gaming Commission of Ontario (the “AGCO”). Additionally, Fire & Flower has submitted applications to the AGCO for Retail Store Authorizations (“RSAs”) for an additional eight store locations in Ontario.

“Ontario is a key strategic priority for Fire & Flower and our receipt of a Retail Operator Licence and submission of Retail Store Authorizations for eight locations is a clear demonstration of our focus on this market,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “By completing the acquisition of both the Ottawa and Kingston locations, Fire & Flower anticipates strengthening its financial position and operating income from these high performing stores.”

Design of these eight additional stores has been completed, and construction will commence shortly to allow Fire & Flower to complete the required regulatory inspections and approvals. Store locations, opening dates and times of these eight stores will be announced on Fire & Flower’s website at http://www.fireandflower.com at the Company’s earliest opportunity.

These eight additional stores combined with the existing Ottawa and Kingston locations represent the maximum number of RSA applications permitted by the AGCO at this time.

“We see Fire & Flower as our vector of growth in the cannabis sector and since our investment in the company more than six months ago, we have continued to support their ongoing expansion and operational focus,” shared Jeremy Bergeron, Vice President, Alternative Channels of Alimentation Couche-Tard. “We are very excited with the acquisition of the Ottawa and Kingston location and look forward to Fire & Flower’s expansion in Ontario and solidifying their position as the leader in cannabis retailing.”

Fire & Flower intends to rapidly expand across the province of Ontario as the AGCO accepts additional RSA applications.

Ottawa and Kingston Store Acquisitions

Fire & Flower has completed the Acquisitions of both the Ottawa and Kingston branded stores, operated under licence to two Ontario cannabis retail store licence holders.

Pursuant to the agreements with the two initial licence holders announced by FFHC on February 19, 2019, Fire & Flower has exercised its options to purchase these two retail locations. The Ottawa and Kingston stores were initially operated by licence holders selected by the AGCO to apply for ROLs in its January 2019 lottery process.

The Ottawa and Kingston stores have established trusted relationships with their customers and have generated in excess of $16,532,000 in sales to date. As wholly-owned locations, Fire & Flower will begin to report on its financial statements all sales from these stores as revenue.

“The successful launch of the Kingston store would not have been possible without the expertise of the Fire & Flower team and they have been tremendous partners to work alongside in the successful operation of this store for nearly a year,” shared Brandon Long, initial licence holder and operator of Fire & Flower – Kingston Brock Street Cannabis. “Fire & Flower is a leader in the cannabis retail industry, and I wish them the very best as they expand their brand across Ontario.”

As consideration for the Acquisitions, FFHC has issued 800,000 common shares and has reserved for issuance up to an additional 933,333 for common shares upon completion of customary post-closing adjustments.

Throughout the transition, Fire & Flower has maintained continuous operation of the two stores and continues to welcome its loyal customers to these Ontario locations. The Company continues to pursue retail store opportunities in key markets across Canada, including the Ontario market.

Strengthening Operations Through Management Focus

Today, the Company further announced changes to its management structure. Nadia Vattovaz has been appointed as Executive Vice President, Operations in addition to continuing in her role as Chief Financial Officer and Mike Vioncek, formerly the Chief Operating Officer, has been appointed SVP Real Estate, Construction & Compliance. These changes have been made to better focus the organization on its key strategic goals and retail growth plan throughout 2020.

Both Ms. Vattovaz and Mr. Vioncek have deep retail operations and real estate experience. Ms. Vattovaz previously held senior management roles with Holt Renfrew, Canadian Tire and Bento Sushi. Mr. Vioncek has previously held senior management roles with Planet Fitness, Liquor Stores North America (now Alcanna), Rexall Canada and Hudson’s Bay.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to FFHC. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 02-MAR-20